EXHIBIT 21.1


                         SUBSIDIARIES OF THE REGISTRANT


         The following is a list of the Company's subsidiaries and jurisdictions of incorporation as of April 15, 2002:


XCEL Healthcare, Inc.
(formerly known as XCEL Medical Pharmacy, Inc.)      California


BioSelect Innovations, Inc.
(formerly known as ConsultnetRx, Inc.)               Nevada